U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          NOTIFICATION OF LATE FILING

                                 FORM 12b-25

Sec. File Number   0-9624               Cusip Number 460491 80 6

                             [Check One]
[   ] Form 10-K    [   ] Form 20-F   [   ] Form 11-K   [ X ] Form 10-Q
[   ] Form N-SAR
               For the Period Ended: December 31, 1997

               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR
               For the Transition Period Ended _____________________

Read Instructions (on back page) Before Preparing Form.

                      Please Print or Type

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant          International Thoroughbred Breeders, Inc.

Former Name If Applicable

Address of Principal Executive Office (Street and Number)

                                 Haddonfield Road and Route 70

City, State and Zip Code         Cherry Hill, New Jersey 08034

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.

                     [Check box if appropriate]

     [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

     [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed}

                              See Attached


PART IV - OTHER INFORMATION

     [1] Name and telephone number of person to contact in regard to this notification

         William Warner                609              488-3625
            [Name]                  [Area Code]      [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].

                        [   ] Yes     [ X  ] No
            Form 10-K June 30, 1997          Form 10-Q September 30, 1997

      [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
          the subject report or portion thereof?     [ X  ] Yes     [   ] No

          If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    International Thoroughbred Breeders, Inc.
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    February 17,  1998      By  _____________________________________
                                 William H. Warner, Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                ATTENTION

            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]
                            GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or
  filed   with the form will be made a matter of the public record in the
  Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

                 International Thoroughbred Breeders, Inc.

                               Form 12b-25

               Form 10-Q for Period Ended December 31, 1997


Part III - Narrative

      As a result of delays in engaging an accounting firm to undertake an audit of the Registrant's financial statements for the year ended June 30, 1997, the Registrant has not filed the Form 10-K report for the year then ended. On October 14, 1997, the Company engaged BDO Seidman, LLP to audit its financial statements for the fiscal year ended June 30, 1997. The Company and BDO Seidman have been working diligently since such date in order to complete the June 30, 1997 audit and file the required Form 10-K report. As a result of the delay in completing and filing the Form 10-K and the first quarter Form 10-Q, the Company anticipates that this the Form 10-Q will also be filed after its due date. The Company does, however, anticipate filing the Form 10-Q's shortly after it files its Form 10-K.

Part IV - Other Information
        (3)
     For the three and six months ended December 31, 1996, the Registrant reported a net loss of $3,093,821 and $3,624,309, respectively. For the three months ended December 31, 1997 the Registrant anticipates reporting a net loss of approximately $2,200,000 to $2,400,000 and for the six months ended December 31, 1997 approximately $5,200,000 to $5,400,000. The decrease in losses for the three months ended December 31, 1997 primarily resulted from the net effects of: 1) a non-recurring write-off for the three months ending December 31, 1996 of $2,585,000 in non-refundable deposits associated with the option to purchase a parcel of land adjoining the El Rancho property in Las Vegas offset by; 2) an increase of interest expense of approximately $1,200,000 which reflects higher indebtedness levels incurred by the Company;
3) an increase of the amortization of financing costs of approximately $550,000 which reflects the cost associated with the Company's new indebtedness; and 4) a decrease in the operating income of approximately $100,000.

     The increase in losses for the six months ended December 31, 1997 primarily resulted from the net effects of: 1) an increase of interest expense of approximately $2,800,000 which reflects higher indebtedness levels incurred by the Company; 2) an increase of the amortization of financing costs of approximately $1,100,000 which reflects the cost associated with the Company's new indebtedness and; 3) a decrease in the operating income of approximately $350,000 offset by 4) a non-recurring write-off for the six months ended December 31, 1996 of $2,585,000 in non-refundable deposits associated with the option to purchase a parcel of land adjoining the El Rancho property in Las Vegas.